Filed by HNI Corporation
(Commission File No.: 001-14225)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Kimball International, Inc.
(Commission File No.: 000-03279)

[The following fact sheet was sent to HNI Members on March 8, 2023]

## About Us

For over 70 years, our brands have seized opportunities to customize solutions into personalized experiences, turning ordinary spaces into meaningful places.

Our family of brands includes Kimball, National, Etc., Interwoven, Kimball Hospitality, D'style and Poppin.

Kimball
NATIONAL.
Etc.
interwoven
Kimball Hospitality
D'STYLE
poppin:

# Kimball International

## Fact Sheet

### Company Overview

- Kimball International is a leading omnichannel commercial furnishings company with deep expertise in the Workplace, Health, and Hospitality markets.
- We combine our bold entrepreneurial spirit, a history of craftsmanship, and today's design-driven thinking alongside a commitment to our culture of caring and lasting connections with our customers, shareholders, employees, and communities.
- The company was originally founded in 1950 as The Jasper Corporation by Mr. Arnold Habig.

### KII at a Glance

- Headquarters: Jasper, Indiana
- 6 manufacturing locations in Indiana, 2 manufacturing locations in Kentucky, 2 warehouse locations in Indiana, 15 showroom locations across the U.S. and additional office locations in Atlanta, NYC, China, Vietnam and Mexico
- Total Employees: 2,400+
- Calendar year 2022 Revenue: $719M
- Calendar year 2022 adjusted EBITDA: $53M
- Ticker: KBAL (NASDAQ)

### Our Purpose

We build heart into everything we do. From shop floor to showroom, we've always crafted with an eye to the future. Helping every life our products touch to not just stage moments; but seize them. We believe that we can do more than just search for meaning. We can empower people to unlock their potential and bring it to life. Because we Dare to Be Makers of Possibility.




CREATING PLACES TO BELONG
DIVERSITY, EQUITY, INCLUSION & BELONGING

### Our Commitment to DEIB

At Kimball International, our journey to Inclusion and Belonging is rooted in the power of differences. Our goal to seek the beauty of differences enables us to envision a world without limitations, encouraging us to embrace our authentic selves, and create freely based on the unique characteristics of our employees and those we serve.

FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about HNI’s, Kimball’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between HNI and Kimball (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HNI’s and Kimball’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Kimball; the outcome of any legal proceedings that may be instituted against HNI or Kimball; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Kimball operate; the ability to promptly and effectively integrate the businesses of HNI and Kimball; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Kimball’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger- related matters; and the impact of the global COVID-19 pandemic on HNI’s or Kimball’s businesses, the ability to complete the Transaction or any of the other foregoing risks. These factors are not necessarily all of the factors that could cause HNI’s, Kimball’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Kimball’s or the combined company’s results. All forward-looking statements attributable to HNI, Kimball, or the combined company, or persons acting on HNI’s or Kimball’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and HNI and Kimball do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Kimball update one or more forward-looking statements, no inference should be drawn that HNI or Kimball will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Kimball and factors which could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Kimball’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

NO OFFER OR SOLICITATION This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of Kimball that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of Kimball seeking their approval of the Transaction and other related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com. PARTICIPANTS IN THE SOLICITATION HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2022 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 1, 2022, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.